Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
 (AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2009 (1)	2010 (1)

Net Income	$134	$181
Equity in earnings of unconsolidated affiliates, net of distributions	(4)	4
Income taxes	86	145
Capitalized interest	(2)	(4)
	214	326

Fixed charges, as defined:

Interest	159	155
Capitalized interest	2	4
Interest component of rentals charged to operating expense	8	19
Total fixed charges	169	178

Earnings, as defined	$383	$504

Ratio of earnings to fixed charges	2.27	2.83
________
(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2009 and 2010 is interest income of $1 million and interest expense of less than $1 million, respectively, which is included in income tax expense.